UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

On November 12, 2024, Nova Minerals Limited (the “Company”) filed in Australia a release (“Release”) with the Australian Securities Exchange (“ASX”), as required by the laws and regulations of Australia titled “Withdrawal of AGM resolution and Director Resignation”, a copy of which is furnished as Exhibit 99.1 to this report on Form 6-K. The Release relates to the withdrawal of resolutions 2 and 5e described in the Company’s Notice of Annual General Meeting of Shareholders to be held on November 14, 2024 (the “Meeting”) and included as an exhibit to the Company’s report on Form 6-K furnished with the Securities and Exchange Commission on October 15, 2024 as a result of non-executive director Rodrigo Pasqua advising the Company that he no longer intends to stand for re-election as a non-executive director of the Company and will resign as a non-executive director of the Company at the Meeting in accordance with the Company’s director rotation policy and the requirements of the ASX Listing Rules. Mr. Pasqua’s membership on the Company’s Audit and Risk Committee and its Remuneration and Nomination Committee will end concurrent with his resignation as a non-executive director at the Meeting. A copy of Mr. Pasqua’s resignation is attached hereto as Exhibit 99.2.

The withdrawal of this resolution will not affect the validity of proxy forms, or any proxy votes already submitted.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Release filed with the ASX on November 12, 2024
99.2	Resignation of Rodrigo Pasqua

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: November 12, 2024	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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